UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM SD

Specialized Disclosure Report

Valmont Industries, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-31429	47-0351813
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Valmont Plaza
Omaha, NE	68154
(Address of principal executive offices)	(Zip Code)

Mark C. Jaksich, Executive Vice President and Chief Financial Officer    (402) 963-1000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒                                  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Valmont Industries, Inc. designs and manufactures poles, towers and structures for lighting and traffic, wireless communication, wind energy, oil and gas exploration applications and utility markets, industrial access systems, highway safety barriers and is a provider of protective coating services. Valmont also manufactures mechanized irrigation equipment for agriculture. In addition, Valmont produces tubing for commercial and industrial applications.

Reasonable Country of Origin Inquiry

Valmont evaluated its current product lines to determine if in 2013 products it manufactured or contracted to manufacture contained tin, tungsten, tantalum and/ or gold (“conflict minerals”) through the following country of origin inquiry.  Valmont surveyed each of its manufacturing facilities, through its internal control function.  The survey, accomplished by direct contact with each manufacturing facility and written questionnaires, was designed to ascertain with respect to each manufacturing facility:

•                  if any conflict minerals were contained in any products produced at the manufacturing facility or used in the production process;

•                  if any conflict minerals were necessary to the functionality or necessary to the production of a product manufactured or contracted to be manufactured at the manufacturing facility; and

•                  if any conflict minerals were contained in any products, used in the production process, or necessary to the functionality or production then whether any of the used conflict minerals were sourced from or originated from the Democratic Republic of the Congo or an adjoining country.

Based on the responses from its manufacturing facilities, Valmont determined that gold or tantalum may be present in certain circuit boards manufactured by its suppliers and used in Valmont’s irrigation product line.

As a result of its evaluation, Valmont expanded its country of origin inquiry to survey its suppliers of electrical components for its irrigation product line, which included the  suppliers of circuit boards by direct contact and written questionnaires using an industry-standard survey template for conflict minerals. Responses were received from the suppliers of the circuit boards, and overall from suppliers of a majority of the electrical components purchased by Valmont’s irrigation division. None of the suppliers reported any conflicts minerals as sourced from the Democratic Republic of the Congo or an adjoining country.

Reasonable Country of Origin Conclusion

Based on its reasonable country of origin inquiry, Valmont has no reason to believe that the conflict minerals may have originated in the Democratic Republic of the Congo or any adjoining country.  A copy of the foregoing is publicly available at www.valmont.com under “Investors - SEC Filings.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Valmont Industries, Inc.
(Registrant)		Date: June 2, 2014

/s/ Mark Jaksich
By:	Mark Jaksich
Executive Vice President and Chief Financial Officer